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                             July 27, 2022

       Alan Curtis
       Senior Vice President, Chief Financial Officer
       Oceaneering International Inc.
       11911 FM 529
       Houston, Texas 77041

                                                        Re: Oceaneering
International Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated July
18, 2022
                                                            File No. 001-10945

       Dear Mr. Curtis:

              We have reviewed your July 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 1, 2022 letter.

       Form 10-K Filed February 25, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       30

   1. Your responses to prior comments 4 and 5 state that the potential consequences of climate-related
regulation or business trends are not reasonably expected to be material.
                                                        However, it appears
from your disclosures that developments regarding climate change may affect demand for
existing products or services. For example, you state in your Form
                                                        10-K that your Liberty
electric ROV system was developed in response to a customer   s
                                                        desire to reduce
emissions associated with its offshore production operations. In addition, you state in your 2022
Climate Change Report that "climate change concerns are driving our oil and gas
customers to meet increasingly stringent environmental standards."
                                                        Consistent with our
prior comments, please revise the disclosure in your Form 10-
 Alan Curtis
Oceaneering International Inc.
July 27, 2022
Page 2
      K to more clearly address the indirect consequences of climate-related regulation or business trends on demand for goods or services you offer that produce significant greenhouse gas emissions and competition to develop new products or services that result in lower emissions.
2. We note your response to prior comment 6. Consistent with our prior comment, please provide us with quantitative information regarding the cost of insurance for the periods for which financial statements are presented in your Form 10-K and tell us whether changes are expected in future periods.
3. Your response to prior comment 7 states that you "have not to date incurred any direct compliance costs related to climate change." Please clarify for us whether you have incurred indirect compliance costs related to climate change during the periods noted in our prior comment.
       Please contact Michael Purcell at 202-551-5251 or Ethan Horowitz at 202-551-3311 with any questions.



                                                            Sincerely,
FirstName LastNameAlan Curtis
                                                            Division of
Corporation Finance
Comapany NameOceaneering International Inc.
                                                            Office of Energy &
Transportation
July 27, 2022 Page 2
cc:       Carina Antweil
FirstName LastName